Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY CORPORATION

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Three Months Ended March 31,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$351	$2,297	$2,097	$1,770	$1,993	$2,078
Fixed charges	269	1,057	1,045	892	883	797
Distributed income of equity investees	37	149	111	82	195	147
Deduct:
Interest capitalized(b)	38	166	168	102	93	71

Total earnings (as defined for the Fixed Charges calculation)	$619	$3,337	$3,085	$2,642	$2,978	$2,951

Fixed charges:
Interest on debt, including capitalized portions(b)	$262	$1,026	$1,008	$853	$834	$756
Estimate of interest within rental expense	7	31	37	39	49	41

Total fixed charges	$269	$1,057	$1,045	$892	$883	$797

Ratio of earnings to fixed charges	2.3	3.2	3.0	3.0	3.4	3.7

(a)	Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(b)	Excludes the equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Condensed Consolidated Statements of Operations.